EXHIBIT 14
FOR IMMEDIATE RELEASE
Contact
Lawrence E. Dennedy
MacKenzie Partners, Inc.
212-929-5500

                NBO, LLC TENDER OFFER FOR QUALITY DINING EXPIRES
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                     Southfield, MI, August 11, 2000 - NBO, LLC today announced that at 5:00 p.m. on August 9, 2000 it permitted its tender offer for all of the outstanding shares of common stock of Quality Dining, Inc. (Nasdaq: QDIN) to expire in accordance with its terms and did not extend it. The conditions to the tender offer were not satisfied and, accordingly, NBO will not purchase any of the tendered shares.

                     NBO spokesperson, David W. Schostak indicated that, "Quality Dining has continually refused to waive the provisions of its `poison pill' or to take the other steps within its control to satisfy the conditions precedent to the tender offer. We have no indication that they will take any steps to do so in the foreseeable future. As a result, and because of the concentration of ownership of Quality Dining by company insiders we saw no significant change in the number of shares of Quality Dining Stock tendered. Accordingly, we determined to let our tender offer expire in order to negotiate an agreement with the Company and have reached what we believe to be a workable result. I am sincerely grateful to those Quality Dining shareholders who had supported our acquisition bid by tendering their shares."

NBO further announced that, on the morning of August 10, 2000, its representatives agreed in principle with the Company and its Chief Executive Officer to an acquisition by NBO or an affiliate of 18 Quality Dining Burger King restaurants in the Detroit, Michigan area and certain related real estate assets owned by the Company and by its chief executive officer in exchange for an aggregate 1,100,000 of the Quality Dining shares owned by NBO and cash of $9.8 million. NBO would also have an option sell its remaining 100,000 Shares to the company for a specified time period at a specified price. It is also contemplated that NBO and its principals will enter into a standstill arrangement with Quality Dining upon consummation of the contemplated transactions, providing that they will not purchase additional shares of Company common stock or otherwise engage in activities in opposition to Quality Dining and its management and end all pending litigation between the parties. No definitive agreement, however, has yet been entered into with respect to such transactions and no assurance can be given as to whether or not such transactions would be consummated. Moreover any agreement would be subject to a number of conditions including, without limitation, approval by the Quality Dining Board and Burger King Corporation and receipt by Quality Dining of an opinion from its financial advisors as to the fairness of the transaction.

                     In the event that no definitive agreement is reached or the transactions contemplated by such agreement were not consummated, NBO and its affiliates will continue to assess available alternatives including, without limitation, reinstituting a tender offer for the stock of the Company (at an offer price that could be the same as, or different from, the price offered in our recently expired tender offer) and/or instituting a proxy contest for the election of directors and approval of shareholder proposals at the Company's 2001 Annual Meeting of Shareholders. NBO or its affiliates may also, from time to time: (i) acquire additional Shares (subject to availability at prices deemed

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favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.


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